May 17, 2023

Via Edgar Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanoviricides, Inc.
Registration Statement on Form S-3
Filed on May 5, 2023 (as amended on May 8, 2023)
File No. 333-271706

To Whom It May Concern:

Please be advised that the undersigned is the duly elected President and Chairman of Nanoviricides Solutions, Inc. (the "Registrant").

Having been advised that the Commission has no further comments to the Registrant's Registration Statement on Form S-3 (File No. 333-271706) originally filed on May 5, 2023, as amended (the “Registration Statement”), the Registrant hereby requests acceleration of the effective date of the Registration Statement to Monday, May 22, 2023 at 1:00 p.m., or as soon thereafter as practicable.

Please contact Peter Campitiello, Esq. at McCarter & English, LLP at (732) 867-9741 with any questions you may have regarding this request. In addition, please notify Mr. Campitiello by telephone when this request for acceleration has been granted.

Very truly yours,

/s/ Anil Diwan

Anil Diwan

President and Chairman